UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

FORM 4

     / / Check this box if no longer subject to Section 16, Form 4 or Form 5 obligations may continue. See Instruction 1(b)

(Print or Type Responses)

1.  Name and Address of Reporting Person*

Donahue                       John                    F.
(Last)                        (First)                 (Middle)

c/o Federated Investors, Inc.
Federated Investors Tower
(Street)

Pittsburgh                    PA                      15222-3779
(City)                        (State)                 (Zip)
2.  Issuer Name and Ticker or Trading Symbol
      Federated Investors, Inc.     FII

3.  I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


4.  Statement for Month/Day/Year
      February 19, 2003

5.  If Amendment, Date of Original (Month/Year)


6.  Relationship of Reporting Person(s) to Issuer
(Check all applicable)
___X_____ Director                        ____X____ 10% Owner
___X_____ Officer (give title below)      ________ Other (specify below)
      Chairman

7.  Individual or Joint/Group Filing (Check Applicable Limit)
___X___  Form filed by One Reporting Person
_______  Form filed by More than One Reporting Person


             Table I -- Non-Derivative Securities Beneficially Owned
1. Title of     2.         3.                   4.  Securities Acquired     5.  Amount of    6.  Ownership  7.  Nature
   Security     Transaction   Transaction       (A) or Disposed of          Securities       Form:  Direct  of Indirect
   (Instr. 3)   Date          Code              (D) (Instr. 3, 4, and 5)    Beneficially     (D) or         Beneficial
                (Mon/day/year)(Instr. 8)                                    Owned at End of  Indirect (I)   Ownership
                                                                            Month (Instr. 3  (Instr. 4)     (Instr. 4)
                                                                            and 4)
                               Code   V         Amount  (A) or   Price
                                                        (D)


Class B Common                                                              489,294 (1)      D
   Stock

Class B Common  2/19/2003      S                 301,000  D        $24.50   3,738,438        I              By Comax
   Stock                                                                                                    Partners
                                                                                                            Limited
                                                                                                            Partnership

Class B Common                                                              87,558           I              By Bay Road
   Stock                                                                                                    Partners

Class B Common                                                              288,574          I              By Shamrock
   Stock                                                                                                    Properties, Inc.

Class B Common  2/19/2003     S                 100,000  D        $24.50    5,601,750        I              By The
   Stock                                                                                                    Beechwood Company

Class B Common  2/19/2003     S                 99,000   D        $24.50    338,000          I              By Richmond
   Stock                                                                                                    Farm Realty Trust

Class B Common                                                              14,101           I              AWOL, Inc.
   Stock

Class B Common                                                              20,810           I              Oyster Bay
   Stock                                                                                                    Property, Inc.



     Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially owned directly or indirectly.

     * If the form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 4 (continued)

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of         2.  Conversion     3. Transaction       4.  Transaction          5.  Number of         6.  Date
Derivative Security  or Exercise           Date                  Code (Instr. 8)      Derivative            Exercisable and
(Instr. 3)           Price of              (Month/Day/Year)                           Securities            Expiration Date
                     Derivative                                                       Acquired (A) or       (Month/Day/Year)
                     Security                                                         Disposed of (D)
                                                                                      (Instr. 3, 4, and 5)   Date        Expiration
                                                                  Code     V          (A)       (D)          Exercisable Date














7.  Title and Amount of         8.  Price of            9.  Number of            10.  Ownership Form of           11. Nature
Underlying Securities           Derivative              derivative Securities    Derivative Security:  Direct     of Indirect
(Instr. 3 and 4)                Security                Beneficially Owned at    (D) or indirect (I)              Beneficial
                                (Instr. 5)              End of Month (Instr. 4)  (Instr. 4)                       Ownership
                                                                                                                  (Instr. 4)
Title        Amount or
             Number of
             Shares





Explanation of Responses:

(1) Includes 308,661 shares of Federated Investors, Inc. Class B Common Stock held in Federated's Profit Sharing/401(k) Plan

*** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

/s/ John F. Donahue                 February 20, 2003
***Signature of Reporting Person    Date